Exhibit 99.(h-7)

SCHEDULE I

Annual Fee as a Percentage of
Name of Portfolio	Average Daily Net Assets

Alger Capital Appreciation Fund	0.0275%

Alger International Growth Fund	0.0275%

Alger Mid Cap Growth Fund	0.0275%

Alger SMid Cap Growth Fund	0.0275%

Alger Small Cap Growth Fund	0.0275%

Alger Small Cap Focus Fund	0.0275%

Alger Health Sciences Fund	0.0275%

Alger Growth & Income Fund	0.0275%

As Revised: August 7, 2015